PUBLIC

22003679

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-49349

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Kipling Capital, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 Shoreline Highway, Suite 200B
(No. and Street)

Mill Valley (City) California (State) 94941 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

F. Randall Bigony (Name) (415) 339-4080 (Area Code – Telephone Number) randy@kiplingcapital.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, and middle name)

675 Ygnacio Valley Road, Suite A200 (Address) Walnut Creek (City) California (State) 94596 (Zip Code)

February 24, 2009 (Date of Registration with PCAOB)(if applicable) 3438 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, F. Randall Bigony, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Kipling Capital, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Public State of Florida
Lori Lynn Pennington
My Commission GG 968154
Expires 03/11/2024

Signature: [signature]

Title: Principal

[signature]
Notary Public 02/24/2022

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Kipling Capital, Inc.

Table of Contents

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Stockholders
Kipling Capital, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Kipling Capital, Inc. (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ernst Wintter + Associates LLP

We have served as Kipling Capital, Inc.'s auditor since 2007.
Walnut Creek, California
February 22, 2022

Kipling Capital, Inc.

Statement of Financial Condition

December 31, 2021

Assets	
Cash	$ 1,920,607
Accounts receivable	6,554,642
Receivable from affiliate	21,260
Other assets	118,132
Property and equipment, net of $369,908 of accumulated depreciation	11,664
Operating lease right-of-use assets	176,353
Total Assets	$ 8,802,658
Liabilities and Stockholders' Equity	
Liabilities	
Accounts payable and accrued expenses	$ 34,948
Commission payable	3,930
Due to stockholders	1,633,466
Deferred tax liability	8,300
Operating lease liabilities	177,482
Total Liabilities	1,858,126
Stockholders' Equity	
Common stock (no par value; 10,000,000 shares authorized; 410,000 shares issued and outstanding)	4,100
Retained earnings	6,940,432
Total Stockholders' Equity	6,944,532
Total Liabilities and Stockholders' Equity	$ 8,802,658

The accompanying notes are an integral part of this financial statement.

Kipling Capital, Inc.

Notes to the Financial Statement

December 31, 2021

1. Organization

Kipling Capital, Inc. (the "Company") is a broker-dealer in securities primarily engaged in the sale of direct participation programs ("DPPs") to high net worth individuals, families and trusts ("Kipling Clients"). The DPPs are offered and managed by investment managers ("Investment Managers") that are selected by the Company and entered into a selling agreement with the Company. Compensation is received from the Investment Managers pursuant to the selling agreements and solely for the offering and sale of securities. Compensation consists of placement fees earned when commitments are accepted and capital contributions are made during or at the end of an investment period (the "Commission revenue"), plus a trailing commission earned over time (the "Investor servicing fee"), plus a performance fee (the "Carried interest income") received as a percentage of the profits earned by the Investment Managers. The Company is registered with the Securities and Exchange Commission as a securities broker dealer. The Company is subject to various governmental rules and regulations including the net capital rule set forth in Rule 15c3-1 of the Securities Exchange Act of 1934.

2. Significant Accounting Policies

Use of Estimates

The preparation of this financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts. The Company has no financial instruments required to be valued at fair value on a recurring basis.

Cash and Cash Equivalents

The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash and cash equivalents. As of December 31, 2021, there were no cash equivalents held by the Company.

Accounts Receivable

Accounts receivable represents amounts that have been earned and billed to Investment Managers in accordance with the terms of the Company's agreements with respective Investment Managers that have not yet been collected. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with FASB ASC 326-20, *Financial Instruments - Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financials assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

2. Significant Accounting Policies *(continued)*

Accounts Receivable *(continued)*
The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the Statement of Financial Condition that is deducted from the asset's amortized cost basis. Per management's analysis, no allowance for credit losses was considered necessary as of December 31, 2021.

Property & Equipment
Property and equipment are valued at cost. Depreciation is being provided by the use of the straight-line method over estimated useful lives of the assets ranging from three to five years.

Leases
At inception, the Company determines if an agreement constitutes a lease and, if so, whether the lease is an operating or finance lease. Leases that have terms of one year or less are deemed short term and are expensed on a straight-line basis over the term of the lease. Operating leases that exceed one year are included in operating lease right-of-use ("ROU") assets and operating lease liabilities on the Statement of Financial Condition. Finance leases that exceed one year are included in property and equipment and other liabilities on the Statement of Financial Condition. For the year ended December 31, 2021, the Company had two long term operating leases and no finance leases.

Income Taxes
The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be treated as an S corporation. In lieu of corporate income taxes, the Company's income or loss is generally passed through to the stockholders' federal and state individual income tax returns. However, the Company is liable for California Franchise Tax on S corporations at a 1.5% rate. The Company is no longer subject to income tax examinations by tax authorities for years before 2017.

3. Related Party Transactions

Individual stockholders of the Company and Kipling Investors, LLC ("Kipling Investors"), a commonly owned entity, invest in various projects promoted by the Company on the same terms and conditions as other clients with the Investment Managers. Some of the members of Kipling Investors are also stockholders of the Company.

The Company earns Carried interest income from the offering of securities which, pursuant to the terms of the Employment Agreements of the stockholders, are payable to the stockholders in the form of a bonus based on each stockholder's percentage ownership of the Company at the time of the offering. Subject to receipt of the Carried interest income payment by the Company, the Company owed $1,633,466 to stockholders as of December 31, 2021.

4. Revenue from Contracts with Customers

Contract Balances
Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of the Investment Manager payments. Fees received prior to the completion of the performance obligation are recorded as deferred revenue on the Statement of Financial Condition until such time when the performance obligation is met. There was no deferred revenue as of January 1, 2021 and December 31, 2021.

Alternatively, a receivable is recognized when a performance obligation is met prior to receiving payment from an Investment Manager. The Company had receivables related to revenue from contracts with Investment Managers of $6,206,748 and $6,554,642 at January 1, 2021 and December 31, 2021, respectively.

Contract Costs
Costs to obtain a contract or fulfill a contract are evaluated under the criteria for capitalization on a contract by contract basis. There were no capitalized contract costs at December 31, 2021.

5. Income Taxes

The Company accounts for income taxes in accordance with generally accepted accounting principles which requires recognition of deferred tax assets or liabilities for the expected future tax consequences of events that are included in the financial statement and tax returns in different periods. Deferred tax assets and liabilities of the Company are primarily the result of using the cash method of accounting for tax purposes and the accrual method of accounting for financial statement purposes. The Company's net deferred tax liabilities as of December 31, 2021 are as follows:

	State	Total
Deferred tax asset	$ 3,100	$ 3,100
Deferred tax liability	(11,400)	(11,400)
Net deferred tax liability	$ (8,300)	$ (8,300)

6. Leases

Operating lease ROU assets represent the Company's right to use an underlying asset for the lease term. Lease liabilities represent the Company's obligation to make lease payments arising from the operating leases. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Payments made for lease incentives are excluded. Since the Company's leases do not provide an implicit rate, the Company's uses its incremental borrowing rate. The incremental borrowing rate is based on the estimated rate of interest for a collateralized borrowing over a similar term of the lease payments at commencement date. Lease expense for lease payments is recognized on a straight-line basis over the lease terms. The Company has lease agreements with lease and non-lease components. Such non-lease components are accounted for separately.

6. Leases *(continued)*

The Company has operating leases for office space in both Mill Valley, California and Palm Beach Gardens, Florida. During the year ended December 31, 2021, the Company extended the Palm Beach Garden office space. As of December 31, 2021, the remaining lease terms for the Mill Valley and Palm Beach Garden office space was one month and forty-three months, respectively. For the year ended December 31, 2021, information pertaining to leases were as follows:

Supplemental Cash Flow Information	
Operating Lease ROU Assets	
ROU assets on January 1, 2021	$ 220,443
ROU remeasurement	152,218
Amortization of ROU assets	(196,308)
Operating lease ROU assets for the year ended December 31, 2021	$ 176,353
Payments made on operating lease liabilities	$ 208,870

Supplemental Statement of Financial Condition Information	
Operating leases:	
ROU assets	$ 176,353
Operating lease liabilities	$ 177,482
Weighted average remaining lease terms	22 months
Weighted average discount rate	5.00%

Maturities of Operating Lease Liabilities	
2022	$ 47,811
2023	55,213
2024	56,875
2025	33,992
Total lease payments	193,891
Less discount	(16,409)
Total operating lease liabilities	$ 177,482

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceed 15 to 1, both as defined. At December 31, 2021, the Company's net capital was $1,334,442 which exceeded the requirement of $112,118 by $1,222,324.

8. Risk Concentration

Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents. For the year ended December 31, 2021, the Company maintains cash balances which, at times, may exceed federally insured limits. The Company has not experienced any losses on its cash deposits.

As of December 31, 2021, 59% of accounts receivable was due from three Investment Managers.

9. Risks and Uncertainties

The global pandemic caused by COVID-19 developed rapidly in 2020 and resulted in a high level of uncertainty and volatility that impacted businesses in all sectors.

At this stage, the impact to the Company's business and financial results has not been significant based on the type of business conducted. Based on management's experience to date, management expects this to remain the case. The Company has taken certain health and safety operational measures and continues to follow government policies and advice. While there has not been a material impact thus far, the timeframe and outcome of the pandemic are uncertain.

10. Subsequent Events

The Company has evaluated subsequent events through February 22, 2022, the date which the financial statement was issued.